UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2018
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aceto Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4 Tri Harbor Court
Address of Principal Executive Office (Street and Number)

Port Washington, NY 11050
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Aceto Corporation, a New York corporation (the “Registrant”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “Annual Report”), because the Registrant has encountered a delay in completing the financial statements for the fiscal year ended June 30, 2018 and, therefore, was unable to complete the Annual Report within the prescribed time period without unreasonable effort or expense. Shortly before the anticipated timely filing of the Annual Report, a decision was made that further analysis would be required to determine if it would be appropriate for the Registrant to record an additional valuation allowance in the fiscal year ended June 30, 2018 with respect to some or all of the $76.5 million domestic net deferred tax assets. The analysis to complete such determination remains ongoing. The Registrant will file the Annual Report within 15 calendar days of the Annual Report’s prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William C. Kennally, III	(516)	627-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto, which Exhibit is incorporated by reference herein.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. Except as required by law, the Registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2018. The Registrant’s actual decisions, performance, and results may differ materially.

Aceto Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 13, 2018	By:	/s/ William C Kennally, III
William C. Kennally, III
President and Chief Executive Officer

EXHIBIT A

For the fiscal year ended June 30, 2017, the Registrant recorded net income of $11.4 million, or $0.35 per diluted share.

As previously disclosed, for the nine months ended March 31, 2018, the Registrant recorded a net loss of $210.0 million, or $5.97 per diluted share. That loss resulted in substantial part from impairment charges of $256.3 million relating to the Registrant’s Rising business segment. Those impairment charges consisted of $235.1 million of goodwill impairment charges and a $21.2 million write-down of other identifiable intangible assets. Adjusted net income (Non-GAAP) for the nine months ended March 31, 2018 was $18.5 million. See Schedule I to this Exhibit for a reconciliation of the Registrant’s net loss (GAAP) to adjusted net income (Non-GAAP) for the nine months ended March 31, 2018.

As described in Part III, the ongoing analysis of whether an additional allowance is required for the Registrant’s $76.5 million net domestic deferred tax assets remains in process. If the Registrant determines that no additional deferred tax valuation allowance is required to be taken, the Registrant expects to record a net loss for the year ended June 30, 2018 of approximately $240 million (or approximately $6.80 per diluted share), reflecting a net loss for the Registrant’s fourth quarter ended June 30, 2018 of approximately $30 million (or approximately $0.84 per fully diluted share). Results for both the three and twelve months ended June 30, 2018 reflect the fact that the Company’s net sales and gross profit were negatively impacted by sustained generic industry headwinds and higher-than-expected failure to supply penalties at the Registrant’s Rising business segment. The Registrant’s results also reflect substantial expenses incurred by the Registrant to address the issues that led to the above-mentioned impairment charges taken as of March 31, 2018.

As noted above, the Registrant is currently assessing whether it will be necessary to increase its valuation allowance with respect to some or all of its approximate $76.5 million in net domestic deferred tax assets. To the extent that additional allowances are taken, the Registrant’s net loss for the year ended June 30, 2018 will increase over the net loss of approximately $240 million that will be recorded if no additional tax reserves are taken.

Pending completion of the Registrant’s fiscal 2018 audit, all dollar amounts relating to the fiscal year ended June 30, 2018 are estimates and, although deemed reliable, are subject to change.

Schedule I

Aceto Corporation

Diluted Net Income Per Common Share Excluding Charges (Non-GAAP Reconciliation)

(in thousands, except per share amounts)

(unaudited) Nine Months Ended March 31, 2018

Net loss, as reported	$(210,045)

Adjustments:
Impairment charges	256,266
Amortization of intangible assets	23,485
Separation costs	4,064
Amortization of debt discount (non-cash interest expense)	3,977
Amortization of debt issuance costs	626
Amortization of deferred financing costs	833
Contingent consideration	(2,505)
Environmental charge	902

Adjusted income excluding charges	77,603
Adjustments to provision for income taxes including the impact of the Tax Cuts and Jobs Act and ASU 2016-09	59,070

Adjusted net income (Non-GAAP)	$18,533

NOTE:  Items identified in the above table are not in accordance with, or an alternative method for, generally accepted accounting principles (GAAP) in the United States. These items should not be reviewed in isolation or considered substitutes of the Registrant's financial results as reported in accordance with GAAP. Due to the nature of these items, it is important to identify these items and to review them in conjunction with the Registrant's financial results reported in accordance with GAAP. The exclusion of these items also allows investors to compare results of operations in the current period to prior period’s results based on the Registrant’s fundamental business performance and analyze the operating trends of the business. The exclusion of these items also allows management to evaluate performance of its business units.